Exhibit 99.1

Tims China Announces Second Quarter 2024 Financial Results

Achieved First-ever Quarterly Adjusted Corporate EBITDA1 Profitability

Generated Highest-ever Adjusted Store EBITDA Margin of 10.3%

SHANGHAI and NEW YORK, August 29, 2024 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops in China (“Tims China” or the “Company”) today announced its unaudited financial results for the second quarter 2024.

SECOND QUARTER 2024 HIGHLIGHTS

●	Total revenues of RMB366.8 million (USD50.5 million), representing a 10.9% decrease from the same quarter of 2023.

●	System sales[2] of RMB403.8 million (USD55.6 million), representing a 1.6% increase from the same quarter of 2023.

●	Net new store openings for franchised stores totaled 31 for the quarter (one systemwide net new store opening, as certain company-owned underperforming stores were closed and we focused on sub-franchise development).

●	Adjusted store EBITDA[3] was RMB33.2 million (USD4.6 million), representing a 81.7% increase from the same quarter of 2023.

●	Adjusted store EBITDA margin[4] was 10.3%, representing a 5.3 percentage points improvement over the same quarter of 2023.

●	Achieved first-ever positive adjusted corporate EBITDA[1] of RMB4.1 million (USD 0.6 million), compared to a loss of RMB40.8 million in the same quarter of 2023.

●	Registered loyalty club members totaled 21.4 million members as of June 30, 2024, representing a 45.4% increase from the same quarter of 2023.

[1]	Excluding the transferred Popeyes business.
[2]	System sales is calculated as the gross merchandise value of sales generated from both company owned and operated stores and franchised stores.
[3]	Adjusted store EBITDA is calculated as fully burdened gross profit[5] of company owned and operated stores excluding depreciation & amortization and store pre-opening expenses.
[4]	Adjusted store EBITDA margin is calculated as adjusted store EBITDA as a percentage of revenues from company owned and operated stores.
[5]	Fully burdened gross profit of company owned and operated stores, the most comparable GAAP measure to adjusted store EBITDA, was a gain of RMB1.9 million (USD0.3 million) for the three months ended June 30, 2024, compared to a loss of RMB23.1 million in the same quarter of 2023.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO & Director of Tims China, commented, “Tims has achieved a critical milestone in the second quarter, as we achieved adjusted corporate EBITDA profitability for the first time in our corporate history. This result was driven by an intense focus on our core strengths of delivering guests great value for money and a differentiated fresh food offering, coupled with continuous improvements in operational efficiency. This important milestone comes as we deliver eight consecutive quarters of adjusted store EBITDA profitability, with our highest ever adjusted store EBITDA margin of 10.3%.

Our focus on profitable growth has included greater emphasis on building our franchise network, collaborating closely with our sub-franchisees to provide them with compelling unit economics while delivering our guests a consistent experience and driving our bottom-line profit. Our efforts are paying off not just in our improving profitability but in the strength of our sub-franchisees pipeline, which stands at over 3,600 applications as of the end of June.”

Mr. Dong (Albert) Li, CFO of Tims China, commented, “In the second quarter of 2024, we achieved positive adjusted corporate EBITDA for the first time. We reached this significant improvement in our financial performance by optimizing our store unit economics, streamlining headquarter costs and closing underperforming stores. We substantially improved our store profitability and delivered year-over-year reductions in food and packaging costs, rental expenses, labor costs, and other store operating expenses (as a percentage of revenues from company owned and operated stores) by 3.1 percentage points, 1.5 percentage points, 3.0 percentage points, and 1.3 percentage points, respectively. Our marketing expenses and adjusted general and administrative expenses as a percentage of total revenues decreased by 2.6 percentage points and 3.4 percentage points year-over-year, respectively.”

Mr. Li continued, “Looking ahead, our focus remains on executing our strategy driving profitable, and capital-efficient growth. We will continue to strengthen our brand and expand our great value for money, freshly prepared food offering. We will also work closely with our sub-franchisees to drive traffic and enhance our supply chain efficiency, improving their store economics and driving our bottom--line profitability.”

SECOND QUARTER 2024 FINANCIAL RESULTS

Total revenues reached RMB366.8 million (USD50.5 million) for the three months ended June 30, 2024, representing a decrease of 10.9% from RMB411.7 million in the same quarter of 2023. Total revenues comprise:

•	Revenues from Company owned and operated store sales were RMB322.3 million (USD44.4 million) for the three months ended June 30, 2024, representing a decrease of 11.1% from RMB362.6 million in the same quarter of 2023. The decrease was primarily attributable to closures of underperforming stores and a 13.8% decrease in same-store sales growth for company owned and operated stores in the second quarter of 2024.

•	Other revenues were RMB44.5 million (USD6.1 million) for the three months ended June 30, 2024, representing a decrease of 9.3% from RMB49.1 million in the same quarter of 2023. The decline was primarily due to a decrease of revenue from e-commence business, offset by an increase in the revenues generated from franchise business as the number of our franchised stores increased from 129 as of June 30, 2023 to 333 as of June 30, 2024.

Company owned and operated store costs and expenses were RMB309.9 million (USD42.6 million) for the three months ended June 30, 2024, representing a decrease of 17.2% from RMB374.1 million in the same quarter of 2023. Company owned and operated store costs and expenses comprise:

●	Food and packaging costs were RMB99.7 million (USD13.7 million), representing a decrease of 19.2% from RMB123.4 million, as we continue to benefit from higher efficiencies in supply chains and cost reduction on raw materials, logistic and warehousing expenses. Accordingly, food and packaging costs as a percentage of revenues from company owned and operated stores decreased by 3.1 percentage points from 34.0% in the second quarter of 2023 to 30.9% in the same quarter of 2024.

●	Rental and property management fee was RMB62.2 million (USD8.6 million), representing a decrease of 17.5% from RMB75.3 million, mainly due to the closure of certain underperforming stores during the second quarter 2024. As a result, rental and property management fee as a percentage of revenues from company owned and operated stores decreased by 1.5 percentage points from 20.8% in the second quarter of 2023 to 19.3% in the same quarter of 2024.

●	Payroll and employee benefits expenses were RMB60.8 million (USD8.4 million), representing a decrease of 23.4% from RMB79.4 million. Payroll and employee benefits as a percentage of revenues from company owned and operated stores decreased by 3.0 percentage points from 21.9% in the second quarter of 2023 to 18.9% in the same quarter of 2024, primarily due to the continuous refinement of staffing arrangement and optimization of store managerial efficiency.

●	Delivery costs were RMB32.2 million (USD4.4 million), representing an increase of 10.4% from RMB29.2 million, due to an increased proportion of home-delivery orders. Delivery costs as a percentage of revenues from company owned and operated stores increased by 1.9 percentage points to 10.0% in the second quarter of 2024 compared to 8.1% in the same quarter of 2023.

●	Other operating expenses were RMB24.4 million (USD3.4 million), representing a decrease of 24.6% from RMB32.3 million, driven by the cost optimization measures and in line with the revenue trend. Other operating expenses as a percentage of revenues from company owned and operated stores decreased by 1.3 percentage points to 7.6% in the second quarter of 2024 compared to 8.9% in the same quarter of 2023.

●	Store depreciation and amortization expenses were RMB30.5 million (USD4.2 million), representing a decrease of 11.4% from RMB34.5 million, which was attributable to the closure of certain underperforming stores and in line with the revenue trend. Store depreciation and amortization as a percentage of revenues from company owned and operated stores remained steady at 9.5% in both the second quarter of 2023 and the same quarter of 2024.

Costs for other revenues were RMB34.7 million (USD4.8 million) for the three months ended June 30, 2024, representing a decrease of 8.2% from RMB37.8 million in the same quarter of 2023, which was primarily driven by the decline of e-commence business sales, offset by an increase in the revenues generated from franchise business as the number of our franchised stores increased from 129 as of June 30, 2023 to 333 as of June 30, 2024. Costs for other revenues as a percentage of other revenues increased by 0.9 percentage points from 77.1% in the second quarter of 2023 to 78.0% in the same quarter of 2024 due to an increase in the resources dedicated to our franchise business during the second quarter of 2024.

Marketing expenses were RMB12.8 million (USD1.8 million) for the three months ended June 30, 2024, representing a decrease of 49.2% from RMB25.3 million in the same quarter of 2023, driven by our cost optimization measures and higher brand influence. Marketing expenses as a percentage of total revenues decreased by 2.6 percentage points from 6.1% in the second quarter of 2023 to 3.5% in the same quarter of 2024.

General and administrative expenses were RMB39.8 million (USD5.5 million) for the three months ended June 30, 2024, representing a decrease of 68.7% from RMB127.1 million in the same quarter of 2023, which was primarily due to: (i) a reduction of our headquarter headcount and cost optimization measures; (ii) decrease in share-based compensation expenses; and (iii) decrease in professional fees. Adjusted general and administrative expenses, which excludes share-based compensation expenses of negative RMB1.1 million (USD0.2 million), and professional fees related to other financing programs of RMB10.5 million (USD1.4 million), were RMB30.4 million (USD4.2 million), representing a decrease of 37.1% from RMB48.4 million in the same quarter of 2023. Adjusted general and administrative expenses as a percentage of total revenues decreased by 3.4 percentage points from 11.7% in the second quarter of 2023 to 8.3% in the same quarter of 2024. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB15.0 million (USD2.1 million) for the three months ended June 30, 2024, representing an increase of 0.3% from RMB14.9 million in the same quarter of 2023, which was primarily driven by the increase in the number of our system-wide stores from 700 as of June 30, 2023 to 907 as of June 30, 2024. Franchise and royalty expenses as a percentage of total revenues increased by 0.5 percentage points, from 3.6% in the second quarter of 2023 to 4.1% in the same quarter of 2024.

Impairment losses of long-lived assets were RMB5.8 million (USD0.8 million) for the three months ended June 30, 2024, compared to RMB4.4 million in the same quarter of 2023, which was primarily due to the planned closing of underperforming company owned and operated stores.

As a result of the foregoing, operating loss was RMB54.7 million (USD7.5 million) for the three months ended June 30, 2024, a significant reduction compared to RMB171.5 million in the same quarter of 2023.

Adjusted Corporate EBITDA was a gain of RMB4.1 million (USD0.6 million) for the three months ended June 30, 2024, compared to a loss of RMB40.8 million in the same quarter of 2023. Adjusted Corporate EBITDA margin was positive 1.1% in the second quarter of 2024, representing an improvement of 11.0 percentage points from negative 9.9% in the same quarter of 2023.

Net loss from continuing operations was RMB99.5 million (USD13.7 million) for the three months ended June 30, 2024, compared to RMB220.3 million for the same quarter of 2023. Adjusted net loss was RMB46.7 million (USD6.4 million) for the three months ended June 30, 2024, compared to RMB83.8 million for the same quarter of 2023. Adjusted net loss margin was negative 12.7% in the second quarter of 2024, representing an improvement of 7.6 percentage points from negative 20.4% in the same quarter of 2023.

Net gain from discontinued operations was RMB53.1 million (USD7.3 million) for the three months ended June 30, 2024 (including gain on disposal of RMB66.2million), compared to net loss of RMB7.4 million for the same quarter of 2023.

Net loss was RMB46.4 million (USD6.4 million) for the three months ended June 30, 2024, compared to RMB227.7 million for the same quarter of 2023.

Basic and diluted net loss per ordinary share was RMB0.29 (USD0.04) in the second quarter of 2024, compared to RMB1.50 in the same quarter of 2023. Adjusted basic and diluted net loss per ordinary share was RMB0.30 (USD0.04) in the second quarter of 2024, compared to RMB0.56 in the same quarter of 2023.

Liquidity

As of June 30, 2024, the Company’s total cash and cash equivalents, time deposits, and amount due from related parties in relation to the financing from RBI were RMB253.2 million (USD34.8 million), compared to RMB219.5 million as of December 31, 2023. The change was primarily attributable to the financing from our founding shareholders, partially offset by cash disbursements on the back of the expansion of our business and store network nationwide and the repayment of bank borrowings.

KEY OPERATING DATA

	For the three months ended or as of
Tims only	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
(Exclude the discontinued business)	2023	2023	2023	2024	2024

Total stores	700	759	902	906	907
Company owned and operated stores	571	585	619	604	574
Franchised stores	129	174	283	302	333
Same-store sales growth for system-wide stores	19.9%	0.1%	2.6%	-13.6%	-14.6%
Same-store sales growth for company owned and operated stores	20.4%	-0.4%	2.5%	-11.7%	-13.8%
Registered loyalty club members (in thousands)	14,721	16,867	18,545	20,009	21,403
Adjusted store EBITDA (Renminbi in thousands)	18,244	29,010	15,714	7,241	33,154
Adjusted store EBITDA margin	5.0%	7.5%	4.8%	2.4%	10.3%

KEY DEFINITIONS

●	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

●	System sales. Gross merchandise value of sales generated from both company owned and operated stores and franchised stores.

●	Adjusted store EBITDA. Calculated as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses.

●	Adjusted store EBITDA margin. Calculated as adjusted store EBITDA as a percentage of revenues from company owned and operated stores.

●	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, expenses related to the issuance of certain ordinary shares to CF Principal Investments LLC in November 2022 (the “Commitment Shares”), offering costs related to the ESA (the “ESA Offering Costs”), expenses related to 200,000 of our ordinary shares that may be purchased from our controlling shareholder by a holder of our convertible notes at its option pursuant to the terms of an Option Agreement dated September 28, 2022 (the “Option Shares”), and professional fees related to warrant exchange and other financing programs.

●	Adjusted corporate EBITDA. Calculated as operating loss for continuing operations excluding store pre-opening expenses, and certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of rental deposits, one-off expense of store closure, professional fees related to Popeyes transaction and other financing programs, impairment losses of long-lived assets and loss on disposal of property and equipment.

●	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

●	Adjusted net loss. Calculated as net loss for continuing operations excluding store pre-opening expenses, share-based compensation expenses, professional fees related to Popeyes transaction and other financing programs, impairment losses of long-lived assets, impairment losses of rental deposits, one-off expense of store closure, loss on disposal of property and equipment, changes in fair value of Deferred Contingent consideration, changes in fair value of convertible notes, loss of the debt extinguishment and gain on disposal of Popeyes business.

●	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

●	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary shares.

RECENT BUSINESS DEVELOPMENTS

On July 19, 2024, Tims China received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company’s ordinary shares, par value $0.00000939586994067732 per share (the “ordinary shares”), fail to comply with the $1.00 minimum bid price requirement for continued listing on Nasdaq in accordance with Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the ordinary shares for the 30 consecutive business days prior to the date of the Notice. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until January 15, 2025, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the ordinary shares must be at least $1.00 for at least 10 consecutive business days (with such compliance period extendable at the discretion of Nasdaq) prior to January 15, 2025. Nasdaq would then provide a written confirmation of compliance and the matter will be closed. If the Company is unable to regain compliance by January 15, 2025, the Company may, under certain circumstances, be eligible for an additional 180 calendar day period to demonstrate compliance with the minimum bid price requirement. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180 calendar day period, then Nasdaq will notify the Company of its determination to delist the ordinary shares, at which point the Company would have an opportunity to appeal the delisting determination to a Hearings Panel. The Company will monitor the closing bid price of its ordinary shares. Receipt of the Notice has no effect on the Company’s business operations or the trading of its securities at present.

On June 28, 2024, Tims China announced that it had secured an aggregate of up to USD65 million of financing and additional funding from its founding shareholders, Cartesian Capital Group, LLC (“Cartesian”) and Restaurant Brands International Inc. (“RBI” (NYSE: QSR)). The financing includes USD50 million in convertible notes, of which USD40 million was issued at closing, with the balance to be funded over the following 7 months, subject in each case to certain conditions. The three-year notes are convertible into newly issued convertible preferred shares of Tims China, which convert to ordinary shares at a price per share based on 110% of the VWAP for the 5 trading days immediately prior to closing of the transaction. In addition, through one of its foreign entities, RBI has acquired the Popeyes China business from Tims China on a cash-free debt-free basis for an enterprise value of USD15 million. Simultaneously, Tims China has extinguished the deferred consideration due to former shareholders of Popeyes China via issuance of a USD15 million convertible note, which converts directly into ordinary shares with financial terms similar to those outlined above.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted store EBITDA as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses; (ii) adjusted store EBITDA margin as adjusted store EBITDA as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, and expenses related to the Option Shares, and professional fees related to warrant exchange and other financing programs; (iv) adjusted corporate EBITDA as operating loss for continuing operations excluding store pre-opening expenses, and certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets, and loss on disposal of property and equipment; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss for continuing operations excluding store pre-opening expenses, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities, changes in fair value of ESA derivative liabilities, loss of the debt extinguishment and gain on disposal of Popeyes business; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; and (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss for continuing operations attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2672 to USD1.00, the exchange rate in effect on June 28, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Thursday, August 29, 2024, at 8:00 am Eastern Time (on Thursday, August 29, 2024, at 8:00 pm Beijing Time) to discuss the financial results.

Participants are strongly encouraged to pre-register for the conference call, by using the weblink provided below.

https://register.vevent.com/register/BIdea2b3bd339c462c8304fe5fcabe5a18

Participants may also view the live webcast by registering through below weblink:

https://edge.media-server.com/mmc/p/99dxxwxu

The webcast features a ‘Submit Your Question’ tab at the top, where you will have the opportunity to submit your questions before and during the call.

A live and archived webcast of the conference call will also be available at the Company’s Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Gemma Bakx

IR@timschina.com, or gemma.bakx@cartesiangroup.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2023	June 30, 2024 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	202,315	168,867	23,237
Time deposits	17,165	3,000	413
Amount due from related parties	-	81,369	11,197
Accounts receivable, net	27,562	31,749	4,369
Inventories	49,866	43,115	5,933
Prepaid expenses and other current assets	156,855	164,114	22,582
Current assets of discontinued operations	4,857	-	-
Total current assets	458,620	492,214	67,731

Non-current assets:
Property and equipment, net	669,641	569,746	78,400
Intangible assets, net	107,317	107,567	14,802
Operating lease right-of-use assets	785,437	590,264	81,223
Other non-current assets	63,855	61,422	8,451
Noncurrent assets of discontinued operations	130,569	-	-
Total non-current assets	1,756,819	1,328,999	182,876
Total assets	2,215,439	1,821,213	250,607

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowings, current	538,233	393,962	54,211
Accounts payable	219,775	199,626	27,469
Contract liabilities	40,715	56,455	7,768
Amount due to related parties	53,004	21,621	2,975
Operating lease liabilities	189,835	177,423	24,414
Other current liabilities	290,713	240,846	33,143
Current liabilities of discontinued operations	63,558	-	-
Total current liabilities	1,395,833	1,089,933	149,980

Non-current liabilities:
Bank borrowings, non-current	5,266	2,532	348
Convertible notes, at fair value	420,712	849,515	116,897
Contract liabilities	5,272	5,676	781
Amount due to related parties	94,200	-	-
Operating lease liabilities	653,659	474,953	65,356
Other non-current liabilities	8,637	7,709	1,061
Noncurrent liabilities of discontinued operations	54,289	-	-
Total non-current liabilities	1,242,035	1,340,385	184,443
Total liabilities	2,637,868	2,430,318	334,423

Shareholders’ equity:
Ordinary shares	10	10	1
Additional paid-in capital	1,807,715	1,816,847	250,006
Accumulated losses	(2,256,424)	(2,448,095)	(336,869)
Accumulated other comprehensive income	21,492	14,896	2,050
Treasury shares	-	-	-
Total (deficit) equity attributable to shareholders of the Company	(427,207)	(616,342)	(84,812)
Non-controlling interests	4,778	7,237	996
Total shareholders’ (deficit) equity	(422,429)	(609,105)	(83,816)

Commitments and Contingencies	-	-	-

Total liabilities and shareholders’ equity (deficit)	2,215,439	1,821,213	250,607

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Company owned and operated stores	362,627	322,311	44,352	673,078	618,686	85,133
Other revenues	49,079	44,524	6,126	75,107	80,293	11,049
Total revenues	411,706	366,835	50,478	748,185	698,979	96,182

Costs and expenses, net:
Company owned and operated stores
Food and packaging	123,394	99,725	13,723	234,720	202,434	27,856
Rental and property management fee	75,308	62,164	8,554	146,718	126,772	17,445
Payroll and employee benefits	79,371	60,800	8,366	152,331	125,979	17,335
Delivery costs	29,216	32,248	4,439	51,998	59,782	8,226
Other operating expenses	32,341	24,396	3,357	57,429	48,613	6,689
Store depreciation and amortization	34,454	30,521	4,199	67,428	63,748	8,772
Company owned and operated store costs and expenses	374,084	309,854	42,638	710,624	627,328	86,323

Costs of other revenues	37,826	34,726	4,778	56,694	59,750	8,222
Marketing expenses	25,253	12,828	1,765	43,556	32,589	4,484
General and administrative expenses	127,148	39,783	5,475	197,768	94,250	12,970
Franchise and royalty expenses	14,929	14,969	2,060	26,834	28,177	3,877
Other operating costs and expenses	4,361	5,518	759	9,933	9,696	1,334
Loss on disposal of property and equipment	961	614	84	1,857	2,618	360
Impairment losses of long-lived assets	4,360	5,836	803	8,778	24,801	3,413
Other income	5,758	2,580	355	5,984	4,255	586
Total costs and expenses, net	583,164	421,548	58,007	1,050,060	874,954	120,397

Operating loss	(171,458)	(54,713)	(7,529)	(301,875)	(175,975)	(24,215)

Interest income	1,487	252	35	3,510	1,241	171
Interest expenses	(4,853)	(9,079)	(1,250)	(9,189)	(14,664)	(2,017)
Foreign currency transaction loss	15	504	69	(1,773)	4,454	611
Loss of the debt extinguishment	-	(10,657)	(1,466)	-	(10,657)	(1,466)
Changes in fair value of Deferred Contingent consideration	-	(14,811)	(2,038)	-	(16,941)	(2,331)
Changes in fair value of convertible notes	(7,054)	(9,889)	(1,361)	(21,326)	(20,540)	(2,826)
Changes in fair value of warrant liabilities	(25,782)	-	-	(83,966)	-	-
Changes in fair value of ESA derivative liabilities	(12,614)	-	-	19,909	-	-

Loss from continuing operations before income taxes	(220,259)	(98,393)	(13,540)	(394,710)	(233,082)	(32,073)
Income tax expenses	-	(1,089)	(150)	-	(1,089)	(150)
Net loss from continuing operations	(220,259)	(99,482)	(13,690)	(394,710)	(234,171)	(32,223)

Discontinued operations:
Loss from discontinued operations (including gain on disposal of Popeyes business RMB66,203 thousand in 2024) before income taxes	(7,398)	53,098	7,307	(7,398)	44,959	6,187
Income tax expenses	-	-	-	-	-	-
Net loss from discontinued operations	(7,398)	53,098	7,307	(7,398)	44,959	6,187

Net loss	(227,657)	(46,384)	(6,383)	(402,108)	(189,212)	(26,036)

Less: Net (income) loss attributable to non-controlling interests	1,023	1,243	171	1,456	2,459	338
Net Loss attributable to shareholders of the Company
-from continuing operations	(221,282)	(100,725)	(13,861)	(396,166)	(236,630)	(32,561)
-from discontinued operations	(7,398)	53,098	7,307	(7,398)	44,959	6,187
Basic and diluted loss per Ordinary Share	(1.50)	(0.29)	(0.04)	(2.76)	(1.18)	(0.16)

Net loss	(227,657)	(46,384)	(6,383)	(402,108)	(189,212)	(26,036)

Other comprehensive income (loss)
Unrealized gain on short-term investment, net of nil income taxes	2,131	-	-	2,831	-	-
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	(5,059)	2,057	283	(7,666)	(1,493)	(205)
Foreign currency translation adjustment, net of nil income taxes	(7,758)	(2,068)	(284)	(6,729)	(5,102)	(703)

Total comprehensive loss	(238,343)	(46,395)	(6,384)	(413,672)	(195,807)	(26,944)

Less: Comprehensive loss attributable to non- controlling interests	1,023	1,243	171	1,456	2,459	338
Comprehensive loss attributable to shareholders of the Company	(239,366)	(47,638)	(6,555)	(415,128)	(198,266)	(27,282)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	241	31,707	4,363	(85,119)	4,961	683
Net cash provided by/(used in) investing activities	13,919	(21,421)	(2,948)	64,157	(28,685)	(3,947)
Net cash provided by/(used in) financing activities	(135,370)	(37,751)	(5,195)	28,613	(11,776)	(1,620)
Effect of foreign currency exchange rate changes on cash	12,232	(558)	(76)	8,864	780	106
Net increase/(decrease) in cash	(108,978)	(28,023)	(3,856)	16,515	(34,720)	(4,778)
Cash at beginning of the period	364,570	196,890	27,093	239,077	203,587	28,015
Cash at end of the period	255,592	168,867	23,237	255,592	168,867	23,237

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES
(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Adjusted store EBITDA and adjusted store EBITDA margin

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues - company owned and operated stores	362,627	322,311	44,352	673,078	618,686	85,133
Food and packaging costs - company owned and operated stores	(123,394)	(99,725)	(13,723)	(234,720)	(202,434)	(27,856)
Rental expenses - company owned and operated stores	(75,308)	(62,164)	(8,554)	(146,718)	(126,772)	(17,445)
Payroll and employee benefits - company owned and operated stores	(79,371)	(60,800)	(8,366)	(152,331)	(125,979)	(17,335)
Delivery costs - company owned and operated stores	(29,216)	(32,248)	(4,439)	(51,998)	(59,782)	(8,226)
Other operating expenses - company owned and operated stores	(32,341)	(24,396)	(3,357)	(57,429)	(48,613)	(6,689)
Store depreciation and amortization	(34,454)	(30,521)	(4,199)	(67,428)	(63,748)	(8,772)
Franchise and royalty expenses - company owned and operated stores	(11,654)	(10,549)	(1,452)	(21,477)	(20,388)	(2,805)
Fully-burdened gross (loss) profit - company owned and operated stores	(23,111)	1,908	262	(59,023)	(29,030)	(3,995)
Store depreciation and amortization	34,454	30,521	4,199	67,428	63,748	8,772
Store pre-opening expenses	6,901	725	100	15,841	5,677	781
Adjusted Store EBITDA	18,244	33,154	4,561	24,246	40,395	5,558
Adjusted Store EBITDA Margin	5.0%	10.3%	10.3%	3.6%	6.5%	6.5%

B. Adjusted general and administrative expenses

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses from continuing operations	(127,148)	(39,783)	(5,475)	(197,768)	(94,250)	(12,970)
Adjusted for:
Share-based compensation expenses	55,557	(1,129)	(155)	58,718	(115)	(16)
Professional fees related to financing programs	23,219	10,464	1,440	23,219	10,464	1,440
Impairment losses of rental deposits	-	-	-	-	2,457	338
Adjusted General and administrative expenses	(48,372)	(30,448)	(4,190)	(115,831)	(81,444)	(11,208)
Adjusted General and administrative expenses as a % of total revenue	11.7%	8.3%	8.3%	15.5%	11.7%	11.7%

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Operating loss from continuing operations	(171,458)	(54,713)	(7,529)	(301,875)	(175,975)	(24,215)
Adjusted for:
Store pre-opening expenses	6,901	725	100	15,841	5,677	781
Depreciation and amortization	39,677	41,357	5,691	78,034	83,582	11,501
Share-based compensation expenses	55,557	(1,129)	(155)	58,718	(115)	(16)
Impairment losses of rental deposits	-	-	-	-	2,457	338
One-off expense of store closure	-	916	126	-	3,181	438
Professional fees related to financing programs	23,219	10,464	1,440	23,219	10,464	1,440
Impairment losses of long-lived assets	4,360	5,836	803	8,778	24,801	3,413
Loss on disposal of property and equipment	961	614	84	1,857	2,618	360
Adjusted Corporate EBITDA	(40,783)	4,070	560	(115,428)	(43,310)	(5,960)
Adjusted Corporate EBITDA Margin	-9.9%	1.1%	1.1%	-15.4%	-6.2%	-6.2%

D. Adjusted net loss and adjusted net loss margin

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss from continuing operations	(220,259)	(99,482)	(13,690)	(394,710)	(234,171)	(32,223)
Adjusted for:
Store pre-opening expenses	6,901	725	100	15,841	5,677	781
Share-based compensation expenses	55,557	(1,129)	(155)	58,718	(115)	(16)
Professional fees related to financing programs	23,219	10,464	1,440	23,219	10,464	1,440
Impairment losses of long-lived assets	4,360	5,836	803	8,778	24,801	3,413
Impairment losses of rental deposits	-	-	-	-	2,457	338
One-off expense of store closure	-	916	126	-	3,181	438
Loss on disposal of property and equipment	961	614	84	1,857	2,618	360
Loss of the debt extinguishment	-	10,657	1,466	-	10,657	1,466
Changes in fair value of Deferred Contingent consideration	-	14,811	2,038	-	16,941	2,331
Changes in fair value of convertible notes	7,054	9,889	1,361	21,326	20,540	2,826
Changes in fair value of warrant liabilities	25,782	-	-	83,966	-	-
Changes in fair value of ESA derivative liabilities	12,614	-	-	(19,909)	-	-
Adjusted Net loss	(83,811)	(46,699)	(6,427)	(200,914)	(136,950)	(18,846)
Adjusted Net loss Margin	-20.4%	-12.7%	-12.7%	-26.9%	-19.6%	-19.6%

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss from continuing operations to shareholders of the Company	(221,282)	(100,725)	(13,861)	(396,166)	(236,630)	(32,561)
Adjusted for:
Store pre-opening expenses	6,901	725	100	15,841	5,677	781
Share-based compensation expenses	55,557	(1,129)	(155)	58,718	(115)	(16)
Professional fees related to financing programs	23,219	10,464	1,440	23,219	10,464	1,440
Impairment losses of long-lived assets	4,360	5,836	803	8,778	24,801	3,413
Impairment losses of rental deposits	-	-	-	-	2,457	338
One-off expense of store closure	-	916	126	-	3,181	438
Loss on disposal of property and equipment	961	614	84	1,857	2,618	360
Loss of the debt extinguishment	-	10,657	1,466	-	10,657	1,466
Changes in fair value of Deferred Contingent consideration	-	14,811	2,038	-	16,941	2,331
Changes in fair value of convertible notes	7,054	9,889	1,361	21,326	20,540	2,826
Changes in fair value of warrant liabilities	25,782	-	-	83,966	-	-
Changes in fair value of ESA derivative liabilities	12,614	-	-	(19,909)	-	-
Adjusted Net loss attributable to shareholders of the Company	(84,834)	(47,942)	(6,598)	(202,370)	(139,409)	(19,184)
Weighted average shares outstanding used in calculating basic and diluted loss per share	152,280,039	162,360,883	162,360,883	145,981,327	161,805,264	161,805,264
Adjusted basic and diluted net loss per Ordinary Share	(0.56)	(0.30)	(0.04)	(1.39)	(0.86)	(0.12)